Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings and operating earnings per share (EPS)

•	GE Capital ending net investment (ENI), excluding cash and equivalents

•	Industrial cash flow from operating activities (Industrial CFOA)

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended June 30
(In millions; except earnings per share)	2012	2011	V%

Earnings from continuing operations attributable to GE	$3,658	$3,570	2%
Adjustment (net of tax): Non-operating pension costs/(income)	352	181
Operating earnings	$4,010	$3,751	7%

Earnings per share – diluted(a)
Continuing earnings per share	$0.34	$0.33	3%
Adjustment (net of tax): Non-operating pension costs/(income)	0.03	0.02
Operating earnings per share	$0.38	$0.34	12%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

	Six months ended June 30
(In millions; except earnings per share)	2012	2011	V%

Earnings from continuing operations attributable to GE	$6,909	$6,968	(1)%
Adjustment (net of tax): Non-operating pension costs/(income)	688	344
Operating earnings	$7,597	$7,312	4%

Earnings per share – diluted(a)
Continuing earnings per share	$0.65	$0.64	2%
Adjustment (net of tax): Non-operating pension costs/(income)	0.06	0.03
Operating earnings per share	$0.72	$0.67	7%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents
	At
	June 30,	January 1,
(In billions)	2012	2009

GECC total assets	$558.8	$661.0
Less assets of discontinued operations	1.5	25.1
Less non-interest bearing liabilities	58.4	85.4
GE Capital ENI	498.9	550.5
Less cash and equivalents	66.3	37.7
GE Capital ENI, excluding cash and equivalents	$432.6	$512.8

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

Industrial CFOA
	Six months ended June 30
(Dollars in millions)	2012	2011	V%

Cash from GE's operating activities as reported	$6,789	$4,380	55%
Less: dividends from GECC	3,000	-
Cash from GE's operating activities excluding dividends
from GECC (Industrial CFOA)	$3,789	$4,380	(13)%

We define “Industrial CFOA” as GE’s cash from operating activities less the amount of dividends received by GE from GECC. This includes the effects of intercompany transactions, including GE customer receivables sold to GECC; GECC services for trade receivables management and material procurement; buildings and equipment (including automobiles) leased by GE from GECC; information technology (IT) and other services sold to GECC by GE; aircraft engines manufactured by GE that are installed on aircraft purchased by GECC from third-party producers for lease to others; and various investments, loans and allocations of GE corporate overhead costs.  We believe that investors may find it useful to compare GE’s operating cash flows without the effect of GECC dividends, since these dividends are not representative of the operating cash flows of our industrial businesses and can vary from period to period based upon the results of the financial services businesses. Management recognizes that this measure may not be comparable to cash flow results of companies which contain both industrial and financial services businesses, but believes that this comparison is aided by the provision of additional information about the amounts of dividends paid to GE by GECC and the separate presentation in our financial statements of the GECC cash flows. We believe that our measure of Industrial CFOA provides management and investors with a useful measure to compare the capacity of our industrial operations to generate operating cash flow with the operating cash flow of other non-financial businesses and companies and as such provides a useful measure to supplement the reported GAAP CFOA measure.